

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

<u>Via Email</u>
Sean Clarke
President
ePunk, Inc.
1060 Calle Negocio, Suite B
San Clemente, California 92673

> **Re: ePunk, Inc.**
> **Form 10-K for the year ended September 30, 2012**
> **Filed February 14, 2013**
> **File No. 000-53564**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended September 30, 2012</u>

<u>Cover Page</u>

1. We note that your Form 10-K cover page does not indicate whether you have any securities registered pursuant to Section 12(b) or Section 12(g) of the Exchange Act. Please advise as to whether you currently have securities registered pursuant to Section 12(g). In this regard, we note that on January 20, 2009 you filed a Form 8-A to register your shares of common stock pursuant to Section 12(g). However, we also note that you have not filed any proxy or information statements pursuant to Regulation 14A or Regulation 14C of the Exchange Act. Please advise as to why you have not filed proxy materials recently and if you currently have securities registered pursuant to Section 12(g), please confirm your understanding that, to the extent you hold an annual or special meeting of stockholders where proxies are solicited and to the extent that corporate action is taken by written authorization or consent of the stockholders, you are

required to file a proxy or information statement in connection with such solicitations of stockholder votes. In addition, in future filings, please include the Form 10-K cover page in its entirety.

2. In this regard, we note that you have not checked the box for the third item on the cover page to indicate whether or not you have filed all required reports. Please confirm you will check the appropriate box in future filings.

Legal Proceedings, page 2

3. We note your disclosure that Cambio, Inc. has filed a civil action alleging damages arising out of "Cambio's sale of assets to a third party." Please tell us your relationship to Cambio, Inc. and SanWest, Inc. and provide additional details regarding the factual basis alleged to underlie the proceeding, including a description of the assets sold to the third party. In addition, please quantify the relief sought. Please update the disclosure accordingly in future filings.

Report of Independent Accounting Firm, page 11

4. The auditor's report should clearly identify the financial statements audited. In this particular case, we assume that your auditors have audited the accompanying balance sheets as of September 30, 2012 and 2011, and the related statements of operations, stockholders' deficit, and cash flow for the period from February 25, 2011 (Inception) through September 30, 2011 and for the year ended September 30, 2012. If true, the report should be revised to so state. The opinion paragraph should be similarly revised. Please amend your Form 10-K accordingly. Alternatively, please identify any unaudited periods and explain why no audit was performed.

Executive Compensation, page 32

5. We note that in footnote (3), (4) and (5) you refer to a liability of compensation due to your former officers as of April 22, 2011. In future filings, please update to clarify the status of those payments and whether they are still due to be paid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666, Susan Block at 202-551-3210 or me at 202-551-3211 with any other questions.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Accounting Branch Chief